Exhibit 99.1
Rio Tinto plc
5 Aldermanbury Square
London
EC2V 7HR
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800

Press release

Rio Tinto approves US$991 million Kestrel Mine extension
17 December 2007
Rio Tinto has announced a significant new investment in its coal production capacity in the Bowen Basin region of Queensland, Australia.
The US$991 million investment in the extension of the Kestrel Mine (nominal terms, 100 per cent basis, Rio Tinto share US$793 million) will allow Rio Tinto to capture more of the growing demand for export coal. Higher quality metallurgical coal is vital to boost steel production needed to satisfy fast growing demand driven by rapid urbanisation and rising incomes in Asian markets. The extension is subject to government approvals.
Preston Chiaro, chief executive Energy, said the Kestrel Mine extension will extend the life of the mine and increase production to an average of 5.7 million tonnes of coal a year until 2031.
“This represents a further 20 year commitment to the Bowen Basin and is a strong vote of confidence in the Asian coal market. The extension will enable us to tap into 112 million tonnes1 of high quality hard and semi-hard coking coal and thermal coal for export.”
Mr Chiaro said the Kestrel Mine extension will incorporate sustainable development in its design to improve energy efficiency and reduce water usage. It is expected to create up to 250 jobs during construction and the current operating workforce of 320 will transition to the new extension.
Rio Tinto’s Australian-based managing director Strategy, Doug Ritchie, said, “This extension is one of a number of recent investment decisions aimed at fulfilling Rio Tinto’s unrivalled strategy and growth plans. It comes hard on the heels of the 26 November announcements to Rio Tinto’s investors on the key value drivers underpinning Rio Tinto’s growth strategy.”
“Our primary objective is to create further value for our shareholders and deliver very substantial returns in the future. We are entering into an unprecedented period of demand growth and Rio Tinto is well paced to meet this demand,” he said.
Investments approved in 2007 include the underground development of the Diavik Diamond Mine in Canada (US$563 million) bringing total investment in the underground mine to US$787 million, the new Mesa A/Warramboo and Brockman 4 mines in Western Australia (US$2.42 billion), the Rio Tinto Alcan acquisition completed in November 2007 (US$38.1 billion), the Hope Downs iron ore expansion to 30 million tonnes per year (US$350 million), the Yarwun alumina refinery expansion to 3.4 million tonnes per year (US$1.8 billion) and the Cape Lambert port expansion to 80 million tonnes per year (US$860 million).
Cont.../

[1]	Please refer to previously announced ore reserves in the Rio Tinto 2006 Annual report and financial statements

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Notes to editors:
Kestrel Mine Extension
The Kestrel Mine, located 51 kilometres north-east of the central Queensland town of Emerald, currently produces about four million tonnes of high volatile coking and thermal coal per year for the export market, using the longwall mining method.
First longwall coal from the Kestrel Mine extension is expected in 2012, when the existing mine starts ramping down. The extension will require a new automated run of mine stockpile system and a seven kilometre overland conveyor to the existing coal handling and preparation plant.
A 375 metre wide longwall will replace the existing 250 metre wide longwall. This new longwall will achieve a substantially lower unit cost for mining and increased productivity. A new workshop, warehouse, storage facilities and administration building will be constructed, however many of the existing Kestrel Mine facilities will continue to be used.
For further information, please contact:

Media Relations, London	Media Relations, Australia
Christina Mills	Amanda Buckley
Office: +44 (0) 20 7781 1154	Office: +61 (0) 3 9283 3627
Mobile: +44 (0) 7825 275 605	Mobile: +61 (0) 419 801 349

Nick Cobban	Alison Smith
Office: +44 (0) 20 7781 1138	Office: +61 (0) 7 3361 4223
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 438 787 038

Media Relations, US Nancy Ives Mobile: +1 619 540 3751

Investor Relations, London	Investor Relations, Australia
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Investor Relations, North America
Office: +44 (0) 20 7753 2326	Jason Combes
Mobile: +44 (0) 7920 010 978	Office: +1 (0) 801 685 4535
Mobile: +1 (0) 801 558 2645
Email: questions@riotinto.com
Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk

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Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this announcement with their consent or any person involved in the preparation of this announcement makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this announcement will be achieved.